

Mail Stop 3030

November 4, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
Peoples Republic of China

> RE: **LDK Solar Co., Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2008**
>   **Filed May 22, 2009**
>   **File No. 1-33464**

Dear Mr. Lai:

We have reviewed your response letter dated October 16, 2009 and filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the fiscal year ended December 31, 2008

Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements for the years ended December 31, 2006, 2007 and 2008, page F-9

(4) Prepayments to Suppliers, net, page F-19

1.   Refer to our prior comment 1. With respect to the portion of our comment related to your disclosures of the amounts in your cash flow statement that represent the non-cash reclassifications of pre-payments to suppliers to inventory during the periods presented, it is still not clear to us why the disclosures in this Note indicate "*Such reclassifications totaling US$570,878 and US$1,531,693 were not reflected in the Group's consolidated cash flows from operations for the years ended December 31, 2007 and 2008, respectively*". Based on your response, it appears to us the reclassifications were properly reflected in your cash flow statement even though they had no impact on cash. We agree disclosure of the non-cash reclassification amounts included in the "Changes in operating assets and liabilities" section of your consolidated statements of cash flow is appropriate. Please revise your future filings to clarify that the impact of such non-cash reclassifications is included in the "Changes in operating assets and liabilities" section of your consolidated statements of cash flows or tell why you believe such disclosure is not necessary.

Form 6-K filed November 3, 2009

2.   We noted your comments in this filing related to Q-Cells claims that you have not fulfilled significant contractual obligations under a supply agreement concluded in December 2007 and Q-Cells announcement of its unilateral termination of the solar wafer supply agreement with you. We also noted you vigorously disagree with Q-Cells' claims. Please tell us if you have or plan to accrue any amounts for this contingency in your financial statements. Also, note when preparing your future filings that if it is at least reasonably possible that this or any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 450-20-50 of the FASB Accounting Standards Codification.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant